

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 16, 2013

Eric F. Fess, Esq.
Chapman and Cutler, LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 1061
        File Nos. 333-189453 and 811-03763

Dear Mr. Fess:

        On June 19, 2013, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1061 (the "Fund"), consisting of a unit investment trust, Total Income
Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have
provided our comments below. For convenience, we generally organized our comments using
headings and defined terms from the registration statement. Where a comment is made in one
location, it is applicable to all similar disclosure appearing elsewhere in the registration
statement.

PROSPECTUS

Investment Summary — Fixed Income ETFs Segment

1.   The first sentence in this section states that the Trust may invest in exchange-traded funds
("ETFs") that invest in emerging market debt. Please describe the risks of emerging market debt
in the discussion of the Trust's principal risks.

2.   The second paragraph of this section states that the Trust will consider ETFs that invest in securities of all durations, and provides an example showing the effect of a 1% increase in interest rates on the value of a security with a duration of 3 years. Please confirm to us that this duration example reflects the expected duration of the fixed income component of the Trust. If not, please provide an example that reflects the expected duration.

Investment Summary — Alternative Income Segment

3.   Please describe in this section the types of investments that the Trust's business development companies ("BDCs") are expected to hold. If the Trust's BDCs are expected to hold fixed income securities, please provide the credit quality and maturity policies for these investments, and include the term "junk bonds" in the description of fixed income securities rated below investment grade.

Investment Summary — Principal Risks

4.   The third paragraph in the sixth bullet point in this section describes the high expenses of BDCs. Please include in this section a description of the incentive fees which may be payable to the investment advisers of the Trust's BDCs.

5.   The eighteenth bullet point in this section provides the risks of small- and mid-capitalization companies. Please describe the Trust's investment strategy regarding small- and mid-capitalization companies in the discussion of the Trust's principal investment strategies.

6.   The twenty-first bullet point in this section states that the Trust may invest in passive foreign investment companies ("PFICs"). Please describe the Trust's investment strategy regarding PFICs in the discussion of the Trust's principal investment strategies.

GENERAL COMMENTS

7.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all

facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Staff Attorney